Exhibit (d)(4)

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is entered into as of September 15, 2009 by and between Joshua G. James (“Executive”) and Adobe Systems Incorporated, a Delaware corporation (the “Company”).  This Agreement shall become effective as a valid and binding contract as of the date first above written, provided that the operative provisions hereof shall not become effective until the Closing Date (as this term is defined in the Merger Agreement (as hereinafter defined) (the “Effective Date”).  In the event that the Merger Agreement is terminated or the transactions contemplated by the Merger Agreement are abandoned, this Agreement shall be null and void ab initio and shall have no force and effect.

WHEREAS, the Company intends to enter into that certain Agreement and Plan of Merger by and among the Company, Omniture, Inc., a Delaware corporation (“Omniture”), and Snowbird Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Company (the “Merger Agreement”) pursuant to which Omniture will become a wholly owned subsidiary of the Company (the “Merger”); and

WHEREAS, Executive and Omniture previously entered into that certain Amended and Restated Employment Agreement, dated June 7, 2006, as amended on December 19, 2008 (the “Omniture Employment Agreement”), which sets forth the terms of Executive’s employment with Omniture; and

WHEREAS, the Executive and Omniture previously entered into that certain Change of Control Agreement, dated June 7, 2006, as amended December 19, 2008 (the “Change of Control Agreement” and, together with the Omniture Employment Agreement, the “Prior Agreements”), which sets forth the terms of certain benefits upon certain terminations of  Executive’s employment following a change of control of Omniture; and

WHEREAS, in connection with the Merger, the Company desires to employ Executive to provide personal services to the Company, and wishes to provide Executive with certain compensation and benefits in return for Executive’s services; and

WHEREAS, Executive wishes to be employed by the Company and provide personal services to the Company in return for certain compensation and benefits.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, it is hereby agreed by and between the parties hereto as follows:

ARTICLE I
DEFINITIONS

For purposes of the Agreement, the following terms are defined as follows:

1.1                               “AIP” means the Company’s Annual Incentive Plan, as may be amended, modified and/or terminated from time to time.

1.2                               “Affiliate” means, with respect to any party, any corporation, limited liability company, partnership, joint venture, firm and/or other entity which controls, is controlled by or is under common control with such party.

1.3                               “Change of Control Severance Plan” means the Company’s Executive Severance Plan in the Event of a Change of Control.

1.4                               “Non-Competition and Non-Solicitation Agreement” means that certain Non-Competition and Non-Solicitation Agreement to be executed by Employee contemporaneously with the execution of this Agreement, which is attached hereto as Annex A.

1.5                               “Omniture RSU” shall have the meaning ascribed to the term “Company RSU” in the Merger Agreement.

1.6                               “Omniture Stock Option” shall have the meaning ascribed to the term “Company Stock Option” in the Merger Agreement.

1.7                               “Proprietary Information Agreement” means the Company’s form of Employee Inventions and Proprietary Rights Assignment Agreement to be executed by Employee contemporaneously with the execution of this Agreement, which is attached hereto as Annex B.

1.8                               “Section 409A” means Section 409A of the Internal Revenue Code of 1986, as amended and the Department of Treasury Regulations and other interpretive guidance issued thereunder.

1.9                               “Term” means the period commencing on the Effective Date and ending on the earlier of (a) the thirteen (13) month anniversary thereof or (b) the date Executive’s employment with the Company terminates.

ARTICLE II
EMPLOYMENT BY THE COMPANY

2.1                               Position and Duties.  During the Term, the Company hereby agrees to employ Executive in the position of Senior Vice President, and Executive hereby agrees to provide services for the Company, on such terms and conditions as provided in this Agreement.  Executive shall perform such duties as are customarily associated with the position of Senior Vice President.  During the Term, Executive shall devote Executive’s best efforts and substantially all of Executive’s business time and attention (except for reasonable periods of illness or other incapacities or other time off as permitted by the Company’s general employment policies or as otherwise set forth in this Agreement) to the business of the Company.  Executive may engage in educational, civic, charitable, not-for-profit, and religious activities, Executive may devote a reasonable amount of time to private investments and continue to serve on the boards of directors of corporations for which he is already serving as a director (subject to the approval of the Company’s Board of Directors) and serve on the boards of directors of additional companies (subject to the approval of the Company’s Board of Directors), and Executive may provide incidental assistance to family members on matters of family business, so long as any of those activities and service do not materially interfere with the performance of Executive’s duties hereunder.

2.2                               Exclusive Agreement.  Upon the Effective Date, this Agreement shall constitute the sole agreement relating to the employment and compensation of Executive by the Company and, except as expressly provided herein, shall supersede all prior agreements, arrangements and understandings of any sort whatsoever relating to services provided to the Company including, without limitation, the Omniture Employment Agreement.

2.3                               Employment Policies.  The employment relationship between the parties shall also be governed by the general employment policies and practices of the Company, including those relating to protection of confidential information and assignment of inventions, except that when the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control.

ARTICLE III
COMPENSATION

3.1                               Base Salary.  During the Term, Executive shall receive for services to be rendered hereunder an annual base salary of $480,000 (as may be adjusted from time to time, the “Salary”), payable on the regular payroll dates of the Company as may be in effect from time to time.

3.2                               Incentive Compensation Bonus.  During the Term, Executive shall be eligible to participate in the AIP, pursuant to which Executive shall have an annual target bonus opportunity of seventy-five percent (75%) of his Salary, subject to the terms and conditions of the AIP.

3.3                               Stock Option Award.  On the first trading day on or after the 15th day of the month following the Effective Date or, in the event the Effective Date occurs during the first fourteen (14) days of the month, the first trading day on or after the 15th day of such month (the “Stock Option Grant Date”), the Company shall grant to Executive an option to purchase 500,000 shares of the common stock of the Company (the “Stock Option Award”) for a per share exercise price equal to the per share closing trading price of the Company’s common stock as of such date, such grant to be made under the Company’s 2005 Equity Incentive Assumption Plan (the “Plan”).  The Stock Option Award shall vest and become exercisable with respect to 200,000 of the shares subject thereto on the second anniversary of the Stock Option Grant Date and the remainder shall vest in twenty-four (24) substantially equal installments on each monthly anniversary of the Stock Option Grant Date thereafter, so that the Stock Option Award shall be fully vested as of the fourth anniversary of the Stock Option Grant Date, subject to Executive’s continued service to the Company through each vesting date.  The Stock Option Award shall be subject to the terms and conditions of the Plan and the stock option agreement to be entered into between Executive and the Company to evidence such grant.  Notwithstanding anything herein or in the Change of Control Agreement to the contrary, Executive and the Company agree that the Stock Option Award shall not be subject to any accelerated vesting, exercisability and/or term extension provisions of the Change of Control Agreement or the Omniture Employment Agreement.

3.4                               Restricted Stock Unit Award.  On the Effective Date, the Company shall grant to Executive an award of 50,000 restricted stock units (the “RSU Award”) under the Plan, which shall vest in equal installments on each of the first four anniversaries of the Effective Date, subject to Executive’s continued service to the Company through each vesting date.  The RSU Award shall be subject to the terms and conditions of the Plan and the Restricted Stock Unit Agreement to be entered into between Executive and the Company to evidence such grant.  Notwithstanding anything herein or in the Change of Control Agreement to the contrary, Executive and the Company agree that the RSU Award shall not be subject to any accelerated vesting provisions of the Change of Control Agreement or the Omniture Employment Agreement.

3.5                               Retention Restricted Stock Unit Award.  On the Effective Date, the Company shall grant to Executive an award of 75,000 restricted stock units (the “Retention RSU Award”) under the Plan, which shall vest in equal installments on each of the first and second anniversaries of the Effective Date.  The Retention RSU Award shall be subject to the terms and conditions of the Plan and the restricted stock unit agreement to be entered into between Executive and the Company to evidence such grant.  Notwithstanding anything herein or in the Change of Control Agreement to the contrary, Executive and the Company agree that the Retention RSU Award shall not be subject to any accelerated vesting provisions of the Change of Control Agreement or the Omniture Employment Agreement, provided that in the event that Executive becomes entitled to (or, in the event the Change of Control Agreement has terminated, would have become entitled to had the Change of Control Agreement been in effect) the accelerated vesting of Executive’s Equity Compensation Awards in accordance with the terms and conditions of Section 3(a) of the Change of Control Agreement, then the Retention RSU Award shall immediately vest with respect to that number of restricted stock units subject thereto calculated by subtracting that number of restricted stock units subject thereto which have vested as of the date of Executive’s termination of employment from the product obtained by multiplying (i) 75,000 times (ii) a fraction, the numerator of which is the aggregate number of whole months between the Effective Date and the date of Executive’s termination of employment, and the denominator of which is 24.

3.6                               Existing Equity Award Vesting.  Notwithstanding anything to herein or in the Prior Agreements to the contrary, Executive hereby agrees that each Omniture Stock Option (within the meaning of the Merger Agreement) and each Omniture RSU (within the meaning of the Merger Agreement) shall be deemed unvested, unexercisable and subject to risk of forfeiture with respect to twenty-five percent (25%) of the shares subject to such Omniture Stock Option or Omniture RSU that would have been unvested upon the Closing Date if the transactions contemplated by the Merger Agreement had not occurred as of such date (collectively, the “Unvested Awards”).  Executive and the Company agree that the Unvested Awards shall fully vest and become exercisable and the forfeiture restrictions thereon shall lapse upon the twelve (12) month anniversary of the Effective Date, subject to Executive’s continuous service to the Company through such date.  In the event that Executive terminates employment with the Company, other than pursuant to a termination by the Company for Cause (as defined in the Change of Control Agreement) or a resignation by Executive for other than Good Reason (as defined in the Change of Control Agreement), prior to such twelve (12) month anniversary of the Effective Date, the Unvested Awards shall immediately vest and, if applicable, become fully exercisable.  In the event the Company terminates Executive’s employment for Cause or Executive resigns for other than Good Reason, in each case, prior to the twelve (12) month anniversary of the Effective Date, the Unvested Awards shall be immediately forfeited in exchange for no consideration.

3.7                               Standard Company Benefits.  During the Term, Executive shall be entitled to all rights and benefits under the terms and conditions of the standard Company benefits and compensation practices that may be in effect from time to time and are provided by the Company to similarly situated employees generally, including, without limitation the Change of Control Severance Plan.

ARTICLE IV
AT-WILL EMPLOYMENT / SEVERANCE

4.1                               Employment At-Will.  The Company may terminate Executive’s employment with the Company at any time and for any reason, with or without cause, subject to the provisions hereof.  Executive acknowledges that he is, and at all times shall be, an employee at will of the Company and nothing contained herein shall be construed to alter or affect such employee at-will status.  Executive may terminate his employment with the Company at any time, for any or no reason, subject to the provisions hereof.

4.2                               Omniture Employment Agreement.  As of immediately prior to the Effective Date, the Omniture Employment Agreement shall terminate and be of no further effect.  For the avoidance of doubt, other than as provided in Section 3.6, pursuant to the Omniture Employment Agreement, the vesting of the Omniture Stock Options and Omniture RSUs held by Executive as of immediately prior to the Effective Date shall have fully vested and the post-termination exercise period of the Company Options held by Executive as of immediately prior to the Effective Date shall have been extended to the earlier of the expiration of the original term of such Company Option or the fifth (5th) anniversary of Executive’s termination of employment.  For further avoidance of doubt, the Stock Option Award, RSU Award and Retention RSU Award shall not be subject to any accelerated vesting or exercise period extension.

4.3                               Change of Control Agreement.  The Change of Control Agreement shall continue to be in full force and effect until the first anniversary of the Effective Date, except that Executive and the Company agree that the duties, responsibilities, authority and title provided for hereunder shall not form the basis for a resignation for Good Reason (within the meaning of the Change of Control Agreement) under the Change of Control Agreement.  Executive expressly consents to the duties, responsibilities, authority and title contemplated by this Agreement.  Executive and the Company agree that immediately following the first anniversary of the Effective Date, the Change of Control Agreement shall terminate and be of no further effect, provided that if Executive is receiving severance benefits under the Change of Control Agreement as of such date, the Change of Control Agreement shall remain in effect until such severance benefits have been fully paid to Executive.  Notwithstanding the foregoing, Executive and the Company agree that, other than the Omniture Stock Options and Omniture RSUs assumed by the Company pursuant to the Merger Agreement, no stock option, restricted stock units, performance shares or other equity incentive awards granted to Executive by the Company shall be subject to the accelerated vesting provisions of the Change of Control Agreement.

ARTICLE V
COVENANTS OF EXECUTIVE

5.1                               Proprietary Information Agreement.  Executive hereby acknowledges that he has executed and delivered to the Company, contemporaneously with the execution and delivery of this Agreement, the Proprietary Information Agreement.  Executive hereby acknowledges and understands that the provisions of the Proprietary Information Agreement shall survive any termination of this Agreement or of Executive’s employment relationship with the Company.

5.2                               Non-Competition and Non-Solicitation Agreement.  Executive hereby acknowledges that he has executed and delivered to the Company, contemporaneously with the execution and delivery of this Agreement, the Non-Competition and Non-Solicitation Agreement.  Executive hereby acknowledges and understands that the provisions of the Non-Competition and Non-Solicitation Agreement shall survive any termination of this Agreement or of Executive’s employment relationship with the Company to the extent provided in the Non-Competition and Non-Solicitation Agreement.

5.3                               Further Actions.  Executive agrees to assist the Company in completing a background check in accordance with the Company’s standard policies.  Executive shall provide the Company with the information requested in the Export Control Questionnaire attached hereto as Annex C within seven days of the execution of this Agreement.  In addition, in accordance with the requirements of the Immigration Reform and Control Act of 1986, Executive will be required to provide verification of Executive’s identity and legal right to work in the United States.  The Company participates in the E-Verify program, and therefore will initiate this inquiry with the United States Citizenship and Immigration Services upon the Effective Date; Executive shall satisfy the requirements of this program, details of which can be found at:  www.adobe.com/e-verify.

ARTICLE VI
GENERAL PROVISIONS

6.1                               Notices.  All notices and other communications under or in connection with this Agreement shall be in writing and shall be deemed given (i) if delivered personally, upon delivery, (ii) if delivered by registered or certified mail (return receipt requested), upon the earlier of actual delivery or three (3) days after being mailed, (iii) if given by overnight courier with receipt acknowledgment requested, the next business day following the date sent, or (iv) if given by facsimile or telecopy, upon confirmation of transmission by facsimile or telecopy, in each case to the parties at the following addresses:

To the Company:	Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110-2704
Facsimile: (408) 537-4519
Attention: General Counsel

with a copy to:	Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Facsimile: (650) 463-2600
Attention: James D.C. Barrall, Esq.

To Executive:	Joshua G. James
4223 Vintage Circle
Provo, Utah, 84604

Facsimile:

with a copy to:	William Herochik, Esq.
2445 Faber Place, Suite 101
Palo Alto, CA 94303
Facsimile: (650) 204-6815

6.2                               Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provisions had never been contained herein.

6.3                               Modifications; Waivers.  Waivers or modifications of this Agreement, or of any covenant, condition, or limitation contained herein, are valid only if in writing duly executed by the parties hereto.  If either party should waive any breach of any provisions of this Agreement, they shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

6.4                               Entire Agreement.

(a)                                  This Agreement (including any attachments and exhibits hereto) contains the parties’ sole and entire agreement regarding the subject matter hereof, and, except as otherwise explicitly provided herein, supersedes any and all other agreements, understandings, statements and representations of the parties, including, but not limited to, the Omniture Employment Agreement and any employment agreement or other agreement regarding Executive’s compensation or terms of employment entered into prior to the Effective Date, provided that the Change of Control Agreement shall remain in effect in accordance with Section 4.3.

(b)                                  The parties acknowledge and agree that, except for those representations specifically referenced herein, no party has made any representations (i) concerning the subject matter hereof or (ii) inducing the other party to execute and deliver this Agreement.  The parties have relied on their own judgment in entering into this Agreement.

6.5                               Counterparts.  This Agreement may be executed in one or more separate counterparts, including electronically transmitted counterparts, any one of which need not contain signatures of more than one party, but all of which shall be deemed an original and taken together will constitute one and the same Agreement.

6.6                               Headings.  The headings of the sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

6.7                               Successors and Assigns.  This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive and the Company, and their respective successors, assigns, heirs, executors and administrators, except that Executive may not assign any of Executive’s duties hereunder and Executive may not assign any of Executive’s rights or other interest herein (except in connection with any assignment of rights to receive consideration hereunder by or to Executive’s estate made upon the death of Executive) to any party without the prior written consent of the Company, and any such purported assignment shall be null and void.  Notwithstanding the foregoing, the Company may, without obtaining the consent of Executive, assign any or all of its rights and obligations under this Agreement to any of its Affiliates or to its lenders as collateral security.  To the extent that the Company assigns its rights and obligations hereunder, the Company shall not be relieved of its obligations hereunder in respect of any such assignment.

6.8                               Survival of Rights and Obligations.  The rights and obligations of the parties as stated herein shall survive the termination of this Agreement.

6.9                               Joint Preparation.  All parties to this Agreement have negotiated it at length, and have had the opportunity to consult with and be represented by their own competent counsel. This Agreement is therefore deemed to have been jointly prepared by the parties, and any uncertainty or ambiguity existing in it shall not be interpreted against any party, but rather shall be interpreted according to the rules generally governing the interpretation of contracts.

6.10                        Third-Party Beneficiaries.  No term or provision of this Agreement is intended to be, or shall be, for the benefit of any person, firm, organization, corporation or entity not a party hereto, and no such other person, firm, organization, corporation or entity shall have any right or cause of action hereunder.

6.11                        Withholding.  The Company shall be entitled to withhold from any amounts payable under this Agreement any federal, state, local or foreign withholding or other taxes or charges which the Company is required to withhold.  The Company shall be entitled to rely on advice of counsel if any questions as to the amount or requirement of withholding shall arise.

6.12                        Attorneys’ Fees.  If either party hereto brings any action to enforce rights hereunder, each party in any such action shall be responsible for its own attorneys’ fees and costs incurred in connection with such action.

6.13                        Choice of Law.  All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of Utah without regard to the conflicts of law provisions thereof.

6.14                        Internal Revenue Code Section 409A.  To the extent applicable, this Agreement shall be interpreted and applied consistent and in accordance with Section 409A.  Notwithstanding any provision of this Agreement to the contrary, if the Company determines that any compensation or benefits payable under this Agreement may not be either exempt from or compliant with Section 409A, the Company may in its sole discretion adopt such amendments to this Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Company determines are necessary or appropriate to (i) exempt the compensation and benefits payable under this Agreement from Section 409A and/or preserve the intended tax treatment of such compensation and benefits, or (ii) comply with the requirements of Section 409A; provided, however, that this Section 6.14 does not create an obligation on the part of the Company to adopt any such amendment, policy or procedure or take any such other action.

(Signature page follows)

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

ADOBE SYSTEMS INCORPORATED

By:	/s/ Shantanu Narayen
SHANTANU NARAYEN
PRESIDENT AND CHIEF EXECUTIVE OFFICER

EXECUTIVE

/s/ Joshua G. James
JOSHUA G. JAMES

ANNEX A

NON-COMPETITION AND NON-SOLICITATION AGREEMENT

ANNEX B

EMPLOYEE INVENTIONS AND PROPRIETARY RIGHTS ASSIGNMENT AGREEMENT

ANNEX C

EXPORT CONTROL QUESTIONNAIRE